10026138

SEC ... ISSION
..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmReit Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 1000
(No. and Street)

Houston, TX 77046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

700 Louisiana (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chad C. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AmREIT Securities Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Mary Trupia

Notary Public

MARY M TRUPIA
My Commission Expires
July 14, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Financial Statements

December 31, 2009

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
AmREIT Securities Company:

We have audited the accompanying statement of financial condition of AmREIT Securities Company (the Company, a wholly owned subsidiary of AmREIT Realty Investment Corporation) as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmREIT Securities Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
February 15, 2010

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	56,608
Prepaid and other assets		23,526
Total assets	$	80,134

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	10,000
Total liabilities		10,000
Stockholder's equity:		
Common stock $0.01 par value. Authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		1,008,187
Accumulated deficit		(561,359)
Accounts receivable – related party		(376,704)
Total stockholder's equity		70,134
Total liabilities and stockholder's equity	$	80,134

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Operations

Year ended December 31, 2009

Revenue:	
Interest income	$ 6
Total revenue	6
Expenses:	
General and administrative	9,917
Regulatory and membership fees	2,341
Professional and legal	13,518
Other	336
Total expenses	26,112
Net loss	$ (26,106)

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2009

	Common stock			Additional paid-in capital	Accumulated deficit	Related party receivable	Total stockholder's equity
	Shares		Amount				
Balance, January 1, 2009	1,000	$	10	1,008,187	(485,253)	—	522,944
Distributions	—		—	—	(50,000)	—	(50,000)
Net loss	—		—	—	(26,106)	—	(26,106)
Related party receivable	—		—	—	—	(376,704)	(376,704)
Balance, December 31, 2009	1,000	$	10	1,008,187	(561,359)	(376,704)	70,134

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Statement of Cash Flows

Year ended December 31, 2009

Operating activities:		
Net loss	$	(26,106)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts receivable – related parties		1,865
Accounts receivable		13
Prepaid and other assets		890
Accounts payable – related parties		—
Accounts payable and accrued liabilities		(11,241)
Net cash used in operating activities		(34,579)
Financing activity:		
Distributions to related party		(50,000)
Net cash used in financing activity		(50,000)
Net decrease in cash		(84,579)
Cash, beginning of year		141,187
Cash, end of year	$	56,608

See accompanying notes to financial statements.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Notes to Financial Statements

December 31, 2009

(1) Nature of Operations

AmREIT Securities Company (ASC or the Company) was incorporated in the state of Texas in February 1999 and commenced operations on March 5, 1999. ASC received approval for broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and commenced operations as a broker-dealer on June 15, 1999.

ASC is a wholly owned subsidiary of AmREIT Realty Investment Corporation (ARIC), which is a wholly owned subsidiary of AmREIT, Inc., a nontraded Maryland corporation that has elected to be taxed as a real estate investment trust. ASC acts exclusively as the dealer manager for AmREIT in the issuance of its nontraded equity securities issued through the independent financial planning broker-dealer network on a best efforts basis, and earns security commissions generated through these best efforts offerings and through direct participation offerings and private placement activities conducted by affiliated limited partnerships. Accordingly, ASC carries no customer accounts, cash, or securities in connection with such transactions and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph k(2)(i) of that Rule.

During the third quarter of 2008, AmREIT initiated a strategic plan referred to as "Vision 2010." Vision 2010 is designed to reduce the earnings volatility of AmREIT's business model while also simplifying its capital structure with the ultimate goal of growing its portfolio of Irreplaceable Corners. Vision 2010's plan consists of business model changes that are designed to reduce the earnings volatility created by some of AmREIT's transactional operating subsidiaries, which includes ASC. In executing this plan, AmREIT suspended the best efforts offerings where ASC was the dealer manager during the fourth quarter of 2008. Currently, AmREIT plans to keep ASC registered as a broker-dealer with no current operations.

The accompanying financial statements include the accounts of ASC, on an individual basis. All material affiliate balances and transactions have been disclosed as indicated in the notes to the financial statements.

(2) Significant Accounting Policies

(a) Cash

Cash consists of demand accounts with financial institutions. Management monitors activity in these accounts to prevent a risk of loss. To date, ASC has not experienced any losses in its cash accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

(b) Commissions

Commission income and expense are generated from investment contributions received by affiliated limited partnerships in corporate securities offerings or of investment contributions received by AmREIT related to the issuance of nontraded REIT equity securities and the sale of partnership units for its affiliated limited partnerships. All commissions are subject to moderate discretion determined by ARIC. For the year ended December 31, 2009, the Company did not recognize any commission income or expense.

(Continued)

(c) Income Taxes

ASC is a wholly owned subsidiary of ARIC and its taxable income or loss is included in the federal income tax return filed by ARIC. Federal income taxes are accounted for under the asset and liability method as if ASC were computing taxes on a separate company basis. During the year ended December 31, 2009, no benefit was recognized by ASC under the separate return method. At December 31, 2009, $376,704 has been recorded as accounts receivable – related party from ARIC in conjunction with the prior year federal income tax benefit, realized by ASC's parent, ARIC. Because this receivable will be either paid to ASC or treated as a distribution, it has been reflected as a reduction to stockholder's equity at December 31, 2009.

(d) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(3) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2009, the Company had no liabilities subordinated to the claims of general creditors.

(4) Related-Party Transactions

ASC entered into a management agreement with a related party, ARIC, in October 2001. The management agreement provides that ARIC will provide for the day-to-day operations including financial services, bookkeeping, record-keeping, clerical services, required office space and equipment, compliance with reporting and other regulatory obligations, marketing and sales activities, research and analysis, and legal and accounting services. The management fee is calculated as 95% of the net income before management fees and income taxes, and is paid to ARIC on a monthly basis. As ASC incurred a net loss for the year ended December 31, 2009, no management fees were recorded in conjunction with the management agreement. As of December 31, 2009, there were no management fees owed to ARIC.

(5) Net Capital Requirements

ASC is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission. At December 31, 2009, ASC had net capital, as defined, of $46,608, which was $41,608 in excess of its required net capital of $5,000.

(6) New Accounting Pronouncements

In May 2009, the FASB issued Accounting Standards Codification 855, *Subsequent Events*. This guidance establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. The Company adopted Accounting Standards Codification 855 in the second quarter of 2009 and evaluated all events or transactions through February 15, 2010. During this period, the Company did not have any material subsequent events that impacted its financial statements.

Schedule 1

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1 under the Securities Act of 1934

Year ended December 31, 2009

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	70,134
Deductions:		
Nonallowable assets		23,526
Net capital		46,608
Capital requirement:		
Minimum capital required (greater of $5,000 or 1/15 of aggregate indebtedness)		5,000
Net capital in excess of requirement	$	41,608
Total aggregate indebtedness:		
Liabilities (from statement of financial condition)	$	10,000
Net capital as above		46,608
Ratio of aggregate indebtedness to net capital		21.46%

No material differences exist between the amounts above, which are based on the audited financial statements and the amounts included in ASC's unaudited FOCUS Report Part II as of December 31, 2009. Therefore, no reconciliation is deemed necessary.

See accompanying independent auditors' report.

Schedule 2

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Computation for Determination of Reserve
Requirements under Rule 15c3-3

Year ended December 31, 2009

The Company is exempt from the reserve requirements and the related computations for determination thereof under paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds, and delivers all securities in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of AmREIT Securities Company."

During the year ended December 31, 2009, the Company maintained compliance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.

AmREIT SECURITIES COMPANY
(A Wholly Owned Subsidiary of
AmREIT Realty Investment Corporation)

Information for Possession or Control
Requirements under Rule 15c3-3

Year ended December 31, 2009

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2009 for which instructions to reduce possession or control had been issued as of December 31, 2009 but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of December 31, 2009 excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
AmREIT Securities Company:

In planning and performing our audit of the financial statements and supplemental schedules of AmREIT Securities Company (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Houston, Texas
February 15, 2010